UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Asset Management, Inc.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

BACKGROUND

Year Founded:	1975

Headquarters:	Memphis, Tennessee
Research Offices:	London & Tokyo

Staff:	47 Employees
9 Research Team Members

Ownership Structure:	Independent; 100% employee owned

Assets Under Management:	$39.8 billion
U.S. large cap separate accounts:	$12.7 billion (closed)
International separate accounts:	$1.6 billion
Global separate accounts:	$7.9 billion
Longleaf Partners Fund:	$10.9 billion (closed)
Longleaf Partners Small-Cap Fund:	$3.4 billion (closed)
Longleaf Partners International Fund:	$3. 3 billion

Partnership Investing:	-The Longleaf Funds are the exclusive equity
vehicle for Southeastern’s retirement plan and
employee equity investments.
-Southeastern employees and their families are
Longleaf’s largest shareholder group.

Investment Discipline:	Value oriented; long time horizon

Target Return:	Inflation +10%

Portfolio Management:	Team approach; unanimous decisions
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

REPRESENTATIVE CLIENT LIST

Corporate Retirement Plans
AmericanAirlines	National Grid USA
Bellsouth Corporation	Nestle
Bhs	Northrop Grumman
Cable & Wireless	OfficeMax
Cox Enterprises	Ormet
DTE Energy	Pactiv
EDS	Parker-Hannifin
General Mills	Reuters
Kellogg Company	Rollins
Leggett & Platt	Smurfit-Stone
Lloyd’s Register	Stagecoach
Lloyds TSB	Syngenta
Lonza America	Tesco

Academic Institutions
Allegheny College	St. Andrew’s School
Beloit College	Syracuse University
Bowdoin College	Temple University
Claremont McKenna College	University of Colorado
Colgate University	University of Florida
Cornell University	University of Georgia
Georgia Tech	University of Nebraska
Grinnell College	University of Pennsylvania
Groton School	University of Pittsburgh
Hamilton College	University of Rochester
Loyola University New Orleans	Wellesley College

Foundations and Nonprofit Institutions
American Legacy Foundation	Gordon and Betty Moore Foundation
American Museum of Natural History	Kauffman Foundation
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Cisco Systems Foundation	The Duke Endowment
Community Foundation for the	The Nature Conservancy
National Capital Region	The New York Public Library
Dana-Farber Cancer Institute	Yawkey Foundation
German Marshall Fund
Clients chosen for the list consist of equity seperate institutional accounts and include regionally and nationally recognized accounts representative of each category. Not all accounts in each category have been listed, and the accounts shown were not selected as the result of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern Asset Management, Inc. or the services it provides.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

BIOGRAPHIES
RESEARCH/PORTFOLIO MANAGEMENT

O. Mason Hawkins, CFA	Chairman and Chief Executive Officer
Southeastern since 1975.
1974-75, Director of Research, First Tennessee Investment Management, Memphis.
1972-73, Director of Research, Atlantic National Bank, Jacksonville.
Chartered Financial Analyst, 1979
Past President, Memphis Society of Financial Analysts, 1983
B.A. (Finance) University of Florida, 1970
M.B.A.(Finance) University of Georgia, 1971
Born 3/10/48

G. Staley Cates, CFA	President
Southeastern since 1986.
1986, Research Associate, Morgan,Keegan & Company, Memphis.
Chartered Financial Analyst, 1989
B.B.A. (Finance) University of Texas, 1986
Born 10/5/64

Jason E. Dunn, CFA	Vice President
Southeastern since 1997.
Chartered Financial Analyst, 2001
B.A. (Business & Economics) Rhodes College, 1999
Born 11/27/76

E. Andrew McDermott	Vice President
Southeastern since 1998. Based in London.
1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco.
1992-1994, NEC Logistics, Tokyo.
B.A. (History) Princeton University, 1992
Born 6/21/69
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

RESEARCH/PORTFOLIO MANAGEMENT (continued)

James E. Thompson, Jr., CFA	Vice President
Southeastern since 1996. Based in London.
1994-1995, Vice President, Salem Investment Counselors, Winston-Salem.
1991-1993, Director of Research, Wilmington Capital Management, Wilmington.
1987-1990, Senior Analyst, Wachovia Bank and Trust Co., Winston-Salem.
Chartered Financial Analyst, 1993
B.S. (Business Administration) University of North Carolina, 1982
M.B.A. University of Virginia, 1986
Born 3/15/61

T. Scott Cobb	Analyst
Southeastern since 2006. Based in London.
2004-2006 Smith, Salley & Associates, Greensboro.
2000-2004 Private Investor, Chapel Hill.
1995-2000 CST Investments, LLC, Memphis.
B.A. (History) University of Memphis, 1997
M.A. (Theological Studies) Covenant Theological Seminary, 1999
Born 10/3/1974

Ross Glotzbach, CFA	Analyst
Southeastern since 2004.
2003-2004, Corporate Finance Analyst, Stephens, Inc., Little Rock.
Chartered Financial Analyst, 2006
B.A. (Economics) Princeton University, 2003
Born 7/30/80

Lowry H. Howell, CFA	Analyst
Southeastern since 2006.
2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg.
1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis.
Chartered Financial Analyst, 1999
B.A. (Finance) Rhodes College, 1995
M.S. (Accounting) Rhodes College, 1996
Born 1/20/73
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

RESEARCH/PORTFOLIO MANAGEMENT (continued)

Ken Ichikawa Siazon	Analyst
Southeastern since 2006. Based in Asia.
1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong
1994-1997, JP Morgan, Hong Kong, New York
1990-1992, Ford Motor Company, Tokyo
1989-1990, Fuji Bank, Tokyo
M.B.A. Harvard Business School, 1994
B.S. (Systems Engineering), University of Virginia, 1989
Born 11/26/67
TRADING/PORTFOLIO MANAGEMENT

Deborah L. Craddock, CFA	Vice President
Southeastern since 1987.
1987-1987, Sales Assistant, Robinson-Humphrey Co., Inc., Memphis.
Chartered Financial Analyst, 1991
B.A. (Economics) Rhodes College, 1980
Born 8/25/58

Dallas Geer	Associate
Southeastern since 2004
2001-2004, Trading Assistant, Tudor Investment Corp, Greenwich, CT.
B.A. (Accounting) University of Tennessee, 1998
M.B.A. University of Tennessee, 2001
Born 10/3/77
CLIENT SERVICE/PORTFOLIO MANAGEMENT

Jim Barton, Jr., CFA	Vice President
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigsburg, Germany.
Chartered Financial Analyst, 2001
B.A. (History) Dartmouth College, 1989
Born 9/4/66
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

CLIENT SERVICE/PORTFOLIO MANAGEMENT (continued)

Lee B. Harper	Vice President
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989
Born 4/3/63

Frank N. Stanley, III, CFA	Vice President
Southeastern since 1985.
1974-1984, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta.
1972-1973, Investment Officer, Atlantic National Bank, Jacksonville.
1966-1969, Lieutenant, U.S. Navy.
Chartered Financial Analyst, 1977
B.S. (Management) Georgia Institute of Technology, 1964
Emory University, 1965
M.B.A. (Marketing) University of Florida, 1970
Born 12/8/41

Gary M. Wilson, CFA	Vice President
Southeastern since 2002.
1998-2002, Marketing, Citigroup, Tokyo
1993-1994, Business Development, Baystate Financial Services, Boston
Chartered Financial Analyst, 2005
B.A. (History) Colgate University, 1992
M.A, International Economics, Johns Hopkins School of Advanced International Studies, 1998
Born 1/20/70
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

CLIENT ACCOUNTING

Nancy L. Thompson, CPA	Director of Client Accounting
Southeastern since 1996.
1990-1996, Partner, Ott & Associates, CPAs, Memphis.
1985-1990, Jack T. Chism & Company, CPAs.
Certified Public Accountant, 1987.
B.A. University of Tennessee, 1976
M.Ed. University of North Florida, 1978
Born 7/24/54

Pam Evans, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Tax Manager, Reynolds, Bone & Griesbeck, PLC.
1996-2002, Reynolds, Bone & Griesbeck, PLC.
Certified Public Accountant, 1996.
B.A. University of Kentucky, 1972
Born 5/21/50

Joy Mains	Portfolio Accountant
Southeastern since 2002.
2000-2002 Senior Accountant, KPMG LLP.
1999-2000 Staff Accountant, KPMG LLP.
B.B.A. University of Memphis, 1999
Born 3/24/77

Carol Nordtvedt	Portfolio Accountant
Southeastern since 1998.
1992-1998, Accountant, Social Services.
1978-1981, Public Accounting Experience.
B.S. (Accounting) George Mason University, 1978
Born 6/3/53

Laura A. Wynn	Portfolio Accountant
Southeastern since 1987.
Miller Hawkins Business College, 1978
Born 12/31/59
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

ADMINISTRATION

Randy D. Holt, CPA	Vice President, Secretary and CFO
Southeastern since 1985.
1983-1985, Partner, Ott, Baxter & Holt, Memphis.
1976-1985, Public Accounting Experience.
Certified Public Accountant, Tennessee, 1979.
B.S. (Accounting) University of Tennessee, 1976
Born 8/15/54

Richard Hussey	Vice President and Chief Operating Officer
Southeastern since 1999.
1997-1998, Director, Datacomm Solutions and Connectivity, Memphis.
1993-1998, Vice President, Circle H Farms, Memphis.
1991-1993, Global Technology and Operations Associate, J.P. Morgan, New York.
B.S. (Applied Economics & Business Management) Cornell University, 1991
Born 9/23/68

Joseph L. Ott, CPA	Vice President, Treasurer and Operations Director
Southeastern since 1990.
1983-1991, Partner, Ott & Associates, CPAs, Memphis.
1972-1983, Partner & Associate, Harry M. Jay & Associates, CPAs, Memphis.
1971-1972, Staff Accountant, Arthur Andersen & Co., New Orleans.
Certified Public Accountant, Mississippi, 1974: Tennessee, 1975.
B.S. (Accounting) Mississippi State University, 1971
Born 9/29/49

Julie M. Douglas, CPA	Vice President and CFO — Mutual Funds
Southeastern since 1989.
1987-1989, Audit Supervisor, Coopers & Lybrand, Birmingham.
1984-1987, Audit Senior, Coopers & Lybrand, Pittsburgh.
Certified Public Accountant, Pennsylvania, 1986: Tennessee, 1990.
B.S. (Accounting) Pennsylvania State University, 1984
Born 2/19/62
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

ADMINISTRATION (continued)

Jamie H. Baccus, CPA	Corporate Compliance
Southeastern since 2004.
2003-2004, Mortgage Reconciliation Supervisor, Union Planters Bank.
2002-2003, Audit Supervisor, Horne CPA Group, Jackson, MS.
1999-2002, Audit Associate, Horne CPA Group, Jackson, MS.
Certified Public Accountant, 2001.
BSBA (Accounting) Auburn University, 1998
Masters of Accounting University of Alabama, 1999
Born 11/15/75

Dronda P. Morrison, CPA	Controller
Southeastern since 2004.
1998-2004, Business Manager, St. Agnes Academy- St. Dominic School, Inc.
1978-1998, Controller, Les Passees Children’s Services
1976-1978, Accounts Payable Supervisor, Memphis Bank and Trust
Certified Public Accountant, Tennessee, 1985
B.B.A. (Accounting) Memphis State University, 1975
Born 11/17/54

M. Andrew Wylie	Information Technology Manager
Southeastern since 2004.
1999-2004, Project Manager, IBM Global Services, Memphis/Atlanta.
B.A. (Economics) Rhodes College, 1999
Born 5/27/77
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

LEGAL

Andrew R. McCarroll	Vice President and General Counsel
Southeastern since 1998.
1996-1998, Farris Warfield & Kanaday, PLC, Nashville.
B.A. (English) Vanderbilt University, 1990
M.A. University of Chicago, 1993
J.D. Vanderbilt Law School, 1996
Born 10/26/67

Michael J. Wittke	Legal Counsel and Chief Compliance Officer
Southeastern since 2002.
1996-2002, PricewaterhouseCoopers, LLP, Boston.
B.A. (Business Administration) Michigan State University, 1993
J.D. Boston College Law School, 1996
Born 3/8/71

John McFadden	Chief Compliance Officer-Mutual Funds
Southeastern since 2004
1995-2000, Vice-President, General Counsel, Cook Mayer Taylor, Registered Investment
Advisor, Memphis.
1987-1995, Vice-President, General Counsel, ServiceMaster Consumer Services, Inc.
1985-1993, Vice-President, General Counsel, Terminix International Inc
1980-1981, Judicial Clerk, U.S. Court of Appeals, Sixth Circuit
A.B. Dartmouth College, 1975
J.D. Vanderbilt Law School, 1979
Born 9/15/53

Steven P. McBride	Legal Counsel
Southeastern since 2005.
2001 -2005, Senior Counsel, International Paper Company, Memphis.
1997-2001, Associate, Glankler Brown, PLLC, Memphis.
B.A. (Economics), University of Memphis, 1992
J.D. Notre Dame Law School, 1997
Born 5/5/70
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

INVESTMENT PHILOSOPHY
Superior long term investment performance can be achieved when financially strong, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
▪	Stocks represent ownership in a business enterprise.

▪	Every business enterprise has a value.

▪	With analytical work corporate worth can be determined.
When we buy stocks at significant discounts to their corporate worth:
▪	It protects capital from significant loss over the long-term.

▪	It allows for large reward when the value is recognized.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Security Selection Criteria

Investment = Safety of Principal + Adequate Return
Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. This chart does not reflect the performance of any particular security.

Research Process
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

INTERNATIONAL SEPARATE ACCOUNTS
Background
o	Southeastern has owned both U.S. and overseas companies throughout the firm’s history.

o	In the late 1990s portfolios held up to 30% of assets in foreign securities because U.S. stocks did not meet Southeastern’s required discount while non-U.S. opportunities were abundant.

o	At the time, all accounts were U.S. mandates, and most clients limited overseas holdings.

o	Because the employees of Southeastern wanted to take advantage of the compelling non-U.S. investments, we seeded LongleafPartners International Fund in October 1998. We simultaneously offered comparable separate accounts.
Management of International Portfolios
o	Southeastern has a single investment team that shares a common approach and is tasked with finding the best investment opportunities without regard to size, location or industry. The team collectively determines which names to hold in clients’ portfolios.

o	International portfolios normally contain 18-20 securities.

o	Country and industry weightings are a by-product of bottom up investment decisions.

o	Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits or appraised value derived from non-U.S. locations.

o	Market caps are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern’s asset base and the concentrated approach.

o	Cash is a by-product of a lack of investment opportunities that meet Southeastern’s criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods.

o	For new accounts we do not hedge currency exposure and do not have a view on the direction of currency markets. We appraise businesses and leave decisions about hedging to our clients.
International Accounts as of 12/31/06
o	14 accounts

o	$4.9 billion in assets ($3.3 billion is LongleafPartners International Fund)

o	$50 million minimum account size
Fees
o	150 basis points on the first $50 million

o	125 basis points on $50 - $100 million

o	100 basis points on all assets over $100 million
6410 Poplar Ave. • Suite 900 • Mempgis, TN 38119 • (901) 761-2474

LONGLEAF PARTNERS INTERNATIONAL FUND
Performance for periods ending 12/31/06, net of fees

	Cumulative Total Return			Average Annual Return
			IPO			IPO
	1 year	5 years	(10/26/98)	l Year	5 Years	(10/26/98)
LLIN	17.1%	72.1%	224.6%	17.1%	11.5%	15.5%
Inflation + 10%	12.5%	81.8%	166.0%	12.5%	12.7%	12.7%
MSCI EAFE	26.3%	100.9%	88.0%	26.3%	15.0%	8.0%
Percentile Ranking Versus MSCI EAFE Managers

	1 year	5 years	8 Years
LLIN	100	82	9
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www. longleafpartners.com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing. Callan Associates provided the following performance and ranking based on average annual total returns of 119 investment companies representing $316 billion in assets and classified by Callan Associates as non-US equity funds employing various strategies to invest assets in a well-diversified portfolio of non-U.S. developed market equity securities, excluding regional specialists, index and emerging market products.
6410 Poplar Ave. • Suite 900 • Memphis. TN 38119 • (901) 761-2474

SOUTHEASTERN ASSET MANAGEMENT, INC.
PERFORMANCE VS. CAI MF - NON-US EQUITY STYLE
PERIODS ENDED DECEMBER 31, 2006

30%
25%
20%
15%
10%
5%
0%
EAFE
A
EAFE
A
A
EAFE

		Last Year	Last 5 Years	Last 8 Years
CAI NON-U.S. EQUITY MUT F				
10th Percentile		29.58	20.55	14.58
25th Percentile		27.70	16.59	10.96
Median		24.86	13.97	7.73
75th Percentile		22.46	12.23	6.22
90th Percentile		19.85	10.39	3.70
MSCI EAFE Index		26.34	14.98	7.01
Longleaf Partners Intl(Net-of-Fees)	A	17.07	11.47	14.61
Ranking **(1=Best,100=Worst)**		100	82	9

LONGLEAF PARTNERS INTERNATIONAL FUND
Yearly Investment Performance

	Net of fees	MSCI EAFE
YEAR
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
Compound annual rate of return from IPO (10/26/98) to 12/31/06	15.5%	8.0%
* Partial Year, Initial Public Offering 10/26/98.
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. 1 year return as of 12/31/06 was 17.1%, 5 year was 11.5%. Performance does not reflect taxes that a shareholder would pay on fund distributions or share redemptions. The MSCI EAFE Index shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; thefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed accounts will perform differently. Current performance of LLIN may be higher or lower than the performance quoted. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance information or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.